Exhibit 99.1

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended March 31,
In thousands of $ (except per share amounts)	2025	2024

Revenues	$24,292	$19,834
Cost of sales (exclusive of amortization of intangible assets)	(8,788)	(7,771)
Gross profit	15,504	12,063
Research and development expenses	(2,499)	(2,164)
Selling and marketing expenses	(9,821)	(10,028)
General and administrative expenses	(5,842)	(5,359)
Amortization of intangible assets	(1,322)	(1,125)
Other operating (expense) income, net	(608)	9
Operating loss	(4,588)	(6,604)
Financial income	692	1,371
Financial expenses	(5,176)	(3,278)
Loss before income tax	(9,072)	(8,511)
Income tax	(137)	–
Loss for the period	$(9,209)	$(8,511)

Loss per share attributable to parent
Basic and diluted	$(0.19)	$(0.31)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	March 31, 2025	December 31, 2024
ASSETS
Non-current assets
Goodwill	$35,926	$35,926
Intangible assets	39,270	40,592
Property, plant and equipment	4,328	4,363
Right-of-use assets	8,199	8,617
Financial assets	777	936
Total non-current assets	88,500	90,434

Current assets
Inventories	3,326	3,869
Trade receivables	15,542	14,440
Prepaid expenses and other current assets	1,793	1,788
Cash and cash equivalents	65,672	46,798
Total current assets	86,333	66,895
TOTAL ASSETS	$174,833	$157,329

EQUITY
Share capital	$214,670	$214,670
Issuance premium	153,177	153,177
Accumulated deficit	(378,724)	(369,515)
Share-based compensation	17,515	17,124
Translation reserve	(670)	(615)
Total equity	5,968	14,841

LIABILITIES
Non-current liabilities
Loans and borrowings	75,368	50,967
Lease liabilities	7,056	7,413
Other non-current financial liabilities	43,281	41,445
Total non-current liabilities	125,705	99,825

Current liabilities
Loans and borrowings	162	324
Lease liabilities	1,392	1,360
Trade payables	7,552	8,001
Other current liabilities	6,474	6,567
Other current financial liabilities	27,580	26,411
Total current liabilities	43,160	42,663
Total liabilities	168,865	142,488
TOTAL EQUITY AND LIABILITIES	$174,833	$157,329

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Thousands of $	Three Months Ended March 31,
For the years ended December 31	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	$(4,588)	$(6,604)
Depreciation	925	775
Amortization of intangible assets	1,322	1,125
Share-based compensation	391	168
Other non-cash transactions	619	(1)
Cash used in operations before working capital changes	(1,331)	(4,537)

Decrease (+) / increase (-) in inventories	543	(265)
Increase (-) in receivables	(1,107)	(1,392)
Decrease (-) / increase (+) in payables	(737)	679
Net cash outflow from operating activities	(2,632)	(5,515)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(476)	(220)
Acquisition and generation of intangible assets	–	(544)
Interests received	489	146
Net cash outflow from investing activities	13	(618)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan obligation, net of fees	24,250	–
Repayment of loan obligation	(162)	(160)
Payment of lease liability	(516)	(475)
Payment of interest	(1,959)	(947)
Other financial expenses	(127)	(170)
Net cash (outflow) / inflow from financing activities	21,486	(1,752)

Net increase (+) / decrease (-) in cash and cash equivalents	18,867	(7,885)

Cash and cash equivalents at beginning of period	46,798	22,380
Effect on exchange rate changes	7	(1)
Cash and cash equivalents at end of period	$65,672	$14,494

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